Exhibit 4.17

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED (INDICATED BY:

[***]) FROM THE EXHIBIT BECAUSE IT IS NOT MATERIAL AND IS THE TYPE OF

INFORMATION THAT THE REGISTRANT CUSTOMARILY TREATS AS PRIVATE

AND CONFIDENTIAL.

STRICTLY CONFIDENTIAL AND PRIVILEGED

MUTUAL SEPARATION AGREEMENT

THIS AGREEMENT is entered into between:

MR. JEAN-CHRISTOPHE BÉDOS, residing and domiciled at [***]

(the “Employee” or “Mr. Bédos”)

and

BIRKS GROUP INC., a duly incorporated corporation having its head office and principal place of business at 2020 Robert-Bourassa Blvd., Suite 200, Montréal (Québec) H3A 2A5

(the “Company”)

(together, the “Parties”)

WHEREAS the Employee has been in the Company’s employment since January 4, 2012;

WHEREAS the Employee declares that he did not file or institute any claim or recourse against the Company;

WHEREAS the Employee declares that he did not delete or remove information, data, emails, documents or files from the Company;

WHEREAS the Parties have mutually agreed to terminate their employment relationship and to settle any questions that may rise from the employment or the termination of their employment relationship, without any admission or acknowledgment of liability;

NOW, THEREFORE, THIS AGREEMENT WITNESSES that in consideration of the mutual promises and covenants set forth herein and for other good and valuable consideration, the Parties hereto agree as follows (the “Transaction”):

A.	SEVERANCE TERMS

1.	The preamble forms an integral part of this Transaction.

2.

The Employee’s effective date of termination as both an employee and a member of the Board of Directors shall be August 29, 2025 (the “Termination Date”). The Employee agrees to fully cooperate and sign any documents required to implement the aforementioned, including his resignation as member of the Board of Directors.

3.

It is understood and agreed that as of August 26, 2025, up to and including the Termination Date (the “Transition Period”), the Employee will continue to be actively employed by the Company on a full-time basis and receive his regular compensation including group insurance benefits, except disability coverage.

4.

During the Transition Period, the Employee commits to fully and diligently collaborate with the Company to ensure a proper and seamless transition of their responsibilities. Without limitation, the Employee agrees to:

(a)	Report exclusively to Mr. Niccolò Rossi di Montelera, Mr. Davide Berberis Canonico, or any other individual designated by them or the Board of Directors;

(b)	Transfer his knowledge, documents, emails and communications, as instructed by the Company without deleting or damaging any relationship, information or data;

(c)

Refrain from any communication (verbal or in writing) pertaining to the Company with any brands (including [***]), stakeholders, shareholders and/or anyone in the industry, unless agreed by the Company;

(d)

Prepare for and participate in any meetings and communications reasonably requested by the Company regarding the aforementioned transition or transfers, including efforts to secure, maintain and transfer the Company’s commercial relationships with designated brands;

(e)	Provide full support and diligently execute the required tasks to ensure, to the extent possible, a smooth and efficient transition of responsibilities in accordance with the Company’s instructions;

5.	As of the date this Agreement is executed, the Employee has received all vacation entitlements from the Company.

6.	The Parties agree to the following separation terms and conditions, subject to the above and below provisions:

(a)

Subject to Employee’s continued compliance with the Severance Terms (as defined below) and with the Surviving Obligations (as defined below), the Company will pay to the Employee a gross amount of $800,000, as an indemnity in lieu of notice of termination, less applicable deductions as a retiring allowance (the “Indemnity”). The Indemnity will be paid in thirty (30) monthly installments as per Annex A, for the period starting on September 1, 2025, up to and including February 29, 2028. The Indemnity payments shall cease upon the Employee commencing alternate full-time salaried employment; (for clarity, the Employee shall be free to be consulting for third parties or otherwise provide his services, unless such services conflict with the Non-Competition clause of this Transaction).The Employee shall inform the Company in writing prior to commencing alternate employment (whether on part-time or full-time basis) or prior to commencing providing services to third parties.

(b)

Subject to Employee’s continued compliance with the Severance Terms (as defined below) and with the Surviving Obligations (as defined below), and subject to the applicable plan terms, as of the Termination Date, the Company will maintain in full force and effect group health, dental and life insurance coverage (excluding any disability coverage) in which the Employee currently participates, up to and including the earlier of (i) February 29, 2028 or (ii) the date Employee begins alternate full-time salaried employment.

(c)

Subject to Employee’s continued compliance with the Severance Terms (as defined below) and with the Surviving Obligations (as defined below), the Employee will be able to benefit from the Company’s Discount Policy for Officers and Members of the Board, as may be amended from time to time and as long as the said policy is in effect and as long as there is no change of control, for the duration of the Employee’s life. For clarity, this will no longer be valid should there be a Company change of control.

7.	With the exceptions mentioned above, all employment and Board of Directors-related benefits or entitlements will cease as of the Termination Date.

(the “Severance Terms”)

B.	RELEASE AND DISCHARGE

8.

The Employee acknowledges that the Severance Terms include any and all Company’s undertakings and obligations towards the Employee in connection with his employment or termination thereof and that, except for the Severance Terms, there are no further Company’s undertakings or obligations that have not been carried out upon the execution of this Transaction in connection with the Employee’s employment or termination thereof, including under any policy or plan and under the Employee’s Employment Agreement made as of January 4, 2012, as amended from time to time.

9.

In consideration of the Severance Terms and the Company’s compliance with this Transaction, the Employee forever fully releases and discharges the Company, its parent companies, its subsidiaries, divisions, affiliates, associated companies, and each of their respective predecessors, successors, insurers, shareholders, directors, officers, managers, agents, employees, and representatives, regardless of the period during which they held these positions (hereinafter collectively and/or individually designated as the “Company Group”) in regard to any right, action, complaint, recourse, demand, damage or claim of any nature whatsoever, known or unknown, and, including any right or claim related to his employment or to the termination of his employment with the Company which the Employee has, had, or may in future have against the Company Group.

10.

The Employee further acknowledges that the Severance Terms also cover all sums of money owing by way of compensatory indemnity or pay in lieu of notice of termination of employment, severance pay, contractual or extra-contractual damages, salary, bonus, short-term and long-term incentives, commissions, discounts, allowances (including relocation, housing, travel and car allowances), stock option entitlements or rights, retirement plan contributions, group insurance and retirement benefits entitlements, supplemental benefits, fringe benefits, expenses (including financial planning, tax preparation, club membership and travel expenses), vacation pay, holiday pay or any other claim of any nature whatsoever which is, was, or may in future be owing to the Employee by the Company Group by virtue of any law (including the Charter of Human Rights and Freedoms, the Act respecting occupational health and safety, the Pay Equity Act, the Act respecting Industrial Accidents and Occupational Diseases, An Act respecting Labour Standards and the Civil Code of Quebec), contract (including the Employee’s Employment Agreement made as of January 4, 2012, as amended from time to time), policy, plan, regulation, decree, or practice whatsoever.

11.

In consideration of the Severance Terms, the Employee forever fully renounces to any right, action, complaint, demand, damage, claim or recourse of any nature whatsoever, known or unknown, before any judicial or quasi-judicial tribunal or government or statutory entity whatsoever that the Employee has, had or may in future have against the Company Group, which includes any right or claim related to his employment or the termination of his employment with the Company. More particularly and without limiting the generality of the foregoing, the Employee expressly recognizes that the Severance Terms appropriately compensate the Employee for any right to a notice of termination or indemnity in lieu of pursuant to the Civil Code of Quebec.

12.

The Employee agrees to save harmless and to indemnify the Company Group from and against any and all claims, charges, taxes, penalties or demands made by the Canada Revenue Agency, Revenu Québec, or any other applicable Canadian authority requiring the Company to pay any amounts under the Income Tax Act (Canada), the Taxation Act (Quebec), the Employment Insurance Act, their regulations, or any other applicable statutes or regulations with regards to income tax or statutory withholdings, contributions, assessment or penalty which may be payable by the Company in connection with the amounts paid in accordance with this Transaction.

C.	SURVIVING OBLIGATIONS

13.

As a condition to the Severance Terms, prior to and following the Termination Date, the Employee acknowledges the survival of and undertakes to fully comply with the following employment and post-termination obligations.

14.

The Employee acknowledges that exclusive and confidential information has been and will be communicated to the Employee in the context of his employment in relation to the Company Group, including any information or documentation that is confidential or proprietary in nature or that should be reasonably understood by the Employee to be confidential or proprietary in nature, whether such information is or was conveyed to the Employee orally, in written or electronically, and whether or not such information is or was marked “Confidential” or is or was otherwise identified as being confidential. Without limiting the generality of the foregoing, confidential information includes (i) any information or documentation of the Company Group of a technical, business or financial nature, including projections, financing, profits, trade secrets, business plans, data, ideas, concepts, know-how, studies, analysis, projections, research, market data, computer software, inventions, equipment, products, prototypes, designs, samples, drawings, test results, material and manufacturing specifications and other information or documentation relating to or in respect of sales and distribution, marketing, products, services, e-commerce, human resources, dealings with regulatory bodies to the extent the information is not required to be made public by the said regulatory bodies, processes, operations, suppliers, brands, allocations, partnerships and customers, and (ii) other documents prepared by the Employee which contain, reflect or are based upon such confidential information, and other confidential information, including the copies and extracts thereof, which exclusively belong to the Company Group, are not in the public domain and are not known or available to the public in general. The Employee further acknowledges that exclusive and confidential information belonging to Company Group’s customers, suppliers or business partners, and pertaining to their affairs and dealings with the Company Group has been and will be communicated to the Employee in the context of his employment (hereinafter collectively and/or individually designated as the “Confidential Information”).

15.

The Employee acknowledges that the above-mentioned information is confidential and exclusively belongs to the Company Group, and that disclosure thereof to any Person (as defined below), including competitors, suppliers, business partners and employees, or use for the Employee’s own purposes, directly or indirectly, will be highly prejudicial to the Company Group. Accordingly, the Employee agrees not to use such information for the Employee’s own purpose or to disclose it verbally or in any other way otherwise than for the benefit of the Company Group, both during the term of the Employee’s employment with the Company and at all times thereafter, except as expressly permitted by the Company or if the Confidential Information is disclosed or otherwise becomes available to the public without intervention from the Employee.

16.

The Parties undertake to keep confidential at all times the content of this Mutual Separation Agreement as well as the circumstances and negotiations leading to such Mutual Separation Agreement, except if otherwise required by law. Without limiting the generality of the foregoing, the Employee undertakes not to discuss or mention, directly or indirectly, to any employee or former employee of the Company Group, the circumstances or negotiations leading to this Transaction as well as the content of this Transaction.

17.

The Employee undertakes to comply with his legal obligations of loyalty and confidentiality towards the Company Group, which survive his employment termination for a period of eighteen (18) months. Without limiting the generality of the foregoing, the Employee undertakes not to undermine the Company Group’s reputation, and not to make statements or act in a manner that may be harmful to their image, reputation or services, including on social media and with any Person (as defined below), including employees, customers, business partners or suppliers.

18.	Non-Competition

(a)

For a period of eighteen (18) months following the Termination Date, the Employee will not, on his own behalf or on behalf of any Person, whether directly or indirectly, as president, chief executive officer, general manager or in an equivalent capacity or in a business development capacity:

(i)	be engaged in any undertaking;

(ii)	have any financial interest (including an interest by way of commissions, fees or other compensation arrangements) in the business of any Person; or

(iii)	advise, lend money to or guarantee the debts or obligations of or otherwise provide competitive services to any Person which carries on a business,

in the Territory and which competes with the Business.

(b)

Notwithstanding the foregoing, the Employee will not be in default of his obligations by virtue of holding, strictly for portfolio purposes and as a passive investor, not more than two percent (2%) of the issued and outstanding shares of a corporation whose shares are listed on a recognized stock exchange in Canada or the United States of America.

(c)	For the purposes of this Transaction:

(i)

“Person” means an individual, a partnership (general or limited), a limited liability company, a corporation, a business trust, an estate, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a governmental authority (including any governmental entity or political subdivision thereof) or any other entity;

(ii)	“Territory” means Canada;

(iii)	“Business” means the design of fine jewelry and operator of luxury jewelry, watches and gifts retail stores.

19.	Non-Solicitation and business interference

(a)

The Employee will not, for a period of 24 months following the Termination Date, on his own behalf or on behalf of any Person, whether directly or indirectly, in any capacity or manner whatsoever, solicit, induce or intentionally cause, any Person that was a supplier or business partner of the Company at any time during the twenty-four (24) months immediately preceding the Termination Date, to discontinue or reduce any one or more of its relationships with the Company.

(b)

The Employee will not, for a period of 24 months following the Termination Date, on his own behalf or on behalf of any Person, whether directly or indirectly, in any capacity or manner whatsoever, solicit, hire, induce or attempt to induce, gain the custom of or otherwise interfere with any Person that is an employee or consultant of the Company Group on the Termination Date.

However, the foregoing provision will not prevent the Employee from employing such person whose engagement has been terminated by the Company Group without serious reason.

20.

Up until (i) February 29, 2028 or (ii) the date on which the Company ceases to make payments under this Transaction, whichever is earlier, the Employee undertakes to fully cooperate with the Company, upon request and taking into account the Employee’s other obligations, in the context of any disagreement, claim or dispute of which Employee acquired knowledge as a result of his functions or activities with the Company. Without limiting the generality of the foregoing, the Employee undertakes to assist the Company and to meet with its representatives in the context of any proceedings, litigation or trial involving matters of which Employee acquired knowledge as a result of his functions or activities with the Company, prior to 1st September 2025, it being agreed that the Company will pay to the Employee, in addition to any amount or other benefit payable under this Transaction.

21.

The Employee acknowledges and understands that the Company would suffer irreparable harm in the event of non-compliance with the foregoing undertakings and that the payment of damages would be inadequate in itself. Therefore, the Employee understands that the Company may seek remedies in equity, including the issuance of a temporary or permanent injunction to prevent any such violation.

D.	COMPANY’S PROPERTY

22.	On the Termination Date, the Employee shall :

(a)

return to the Company all goods or property of the Company, except for the Company laptop and smartphone device, which may be in his possession and pertaining in any manner whatsoever to the services performed by him during his employment or to the Confidential Information;

(b)

return to the Company, without keeping or making any copy, summary or extract thereof, all originals and copies of any data, document or record, on any support whatsoever, regardless of the nature and format thereof, concerning or related to the Company Group, including any data or file safeguarded on any hard drive, external hard drive, USB key or on the cloud;

(c)

return to the Company all the lists, electronic recordings, USB keys, parts, products, components or other documents or objects in the Employee’s possession related to the business, projects, contracts, formulas, human resources or products of the Company Group and to keep no copy thereof.

23.	The Employee shall also refrain from copying, deleting (in whole or in part) or damaging any data, document or file relating to the Company Group.

E.	MISCELLANEOUS

24.	The Transaction constitutes the entire agreement between the Parties and supersedes any and all oral and written agreements or discussions between the Parties.

25.

In the event that it is determined, in any legal proceeding, that any provision of this Transaction is invalid or unenforceable, it will be deemed to be severed from the remainder of this Transaction for the purpose only of the particular proceeding. This Transaction will, in every other respect, continue in full force and effect. The invalidity or unenforceability of any provision or part of any provision of this Transaction shall not affect the validity or enforceability of any other provision or part of any provision hereof.

26.

The Parties acknowledge that the present Transaction constitutes a transaction within the meaning of articles 2631 and following of the Civil Code of Quebec, and binds the heirs, liquidators, successors and assigns of the Parties. The Parties understand and agree that the Severance Terms shall not be construed as an admission of liability on the part of the Company, the Company Group or of the Employee. For the avoidance of doubt, the Company acknowledges that the present Mutual Separation Agreement will continue to apply in the event of a change of control of the Company and all remaining payments provided for in Annex A herein shall be payable to the Employee according to Section 6 (a).

27.

This Transaction shall be governed by the laws of the Province of Quebec. Any dispute between the Parties in connection with this Transaction and/or the termination of the employment relationship between the Parties shall be heard exclusively by the Courts sitting in the district of Montreal.

28.

The Parties acknowledge that they were given sufficient time to study and revise the terms, conditions, nature and scope of the present Mutual Separation Agreement and that they were given sufficient time to seek independent legal advice.

29.

After having been satisfied that the present Mutual Separation Agreement is just and reasonable, the Parties acknowledge having signed freely, voluntarily, without duress and after just consideration, the present Mutual Separation Agreement.

30.	The Parties herein requested that this document be drafted in English. Les Parties aux présentes ont requis que le présent document soit rédigé en anglais.

IN TESTIMONY WHEREOF the Parties hereinafter mentioned have signed in Montreal, on 26 August, 2025:

/s/Jean-Christophe Bédos	BIRKS GROUP INC.
Mr. Jean-Christophe Bédos

Date: 26 August 2025	Per: /s/ Niccolò Rossi di Montelera
Niccolò Rossi di Montelera
Place: Montreal	Executive Chairman of the Board

Date: 26 August 2025

Place: Montreal________________________

Annex A

Indemnity

Indemnity Period	# Months	Monthly Amount	Total
Sept 1, 2025 - Feb 28, 2026	6	$37,000	$222,000
Mar 1, 2026 - Feb 28, 2027	12	$30,000	$360,000
Mar 1, 2027- Feb 29, 2028	12	$18,167	$218,000

Total	30		$800,000